Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements on Form S-8 (Nos. 333-91526 and 333-166208) of Quicksilver Resources, Inc. of our report dated June 21, 2013, with respect to the statements of net assets available for benefits of the Quicksilver Resources Inc. 401(k) Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the Quicksilver Resources Inc. 401(k) Plan.

/s/ Whitley Penn LLP

Fort Worth, Texas
June 21, 2013